SECURITIES AND EXCHANGE COMMISSION
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Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 9 2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
Amended

SEC FILE NUMBER
8-048204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Westport Financial Services, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Old Ridgebury Road, Suite 5
(No. and Street)

Danbury	Connecticut	06810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Vigliotta (617) 557-7546
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 2 4 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ronald Vigliotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Financial Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

COLLEEN LONG FIGUEROA
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 6, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westport Financial Services, LLC

Statement of Financial Condition

December 31, 2005

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Westport Financial Services, LLC
Danbury, Connecticut

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 12, 2006

Westport Financial Services, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Current:	
Cash	**$3,249,135**
Commissions receivable	**127,500**
Advance commissions (net of allowance of $250,000) (Note 2)	**187,992**
Prepaid expenses	**41,450**
Other assets	**4,423**
Due from member (Note 3(b))	**2,162**
	$3,612,662
Liabilities and Member's Equity	
Current liabilities:	
Commissions payable	**$ 186,259**
Accounts payable	**150,404**
Total liabilities	**336,663**
Member's equity:	
Share interests authorized – 6,000; issued and outstanding - 100	**3,275,999**
	$3,612,662

See accompanying notes to statement of financial condition.

1. Business and Summary of Significant Accounting Policies

Organization and Operations

Westport Financial Services, LLC (the "Company") is a wholly-owned subsidiary of Westport Worldwide, LLC ("Worldwide" or "Member"). Worldwide is a wholly-owned subsidiary of Hilb, Rogal & Hobbs Company. The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") pursuant to the Securities and Exchange Act of 1934, is a member of the National Association of Securities Dealers ("NASD") and is licensed, either on its own or through its member, to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance, and mutual funds.

Cash

Cash is held at one financial institution in Connecticut. The FDIC insures accounts held at banks up to $100,000 in the aggregate.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

2. Advance Commissions and Allowance for Uncollectible Advance Commissions

(a) The Company has contractual agreements with representatives who are employees of Worldwide or independent contractors. Certain representatives, through their contractual arrangements with the Company, receive commissions in advance of producing sales for the Company. To minimize the risk of non-collection, the Company entered into a formal agreement with an insurance carrier (the "Carrier") whereby the Carrier has agreed to reimburse the Company for advance commissions made to certain of these representatives. At December 31, 2005, advance commissions to Worldwide employees and independent contractors were $1,607,012 and $485,080, respectively. Amounts reimbursed by the Carrier under this agreement totaled $1,654,100 at December 31, 2005, leaving a gross amount of advanced commissions of $437,992.

(b) The Company has established an allowance for uncollectible advance commissions wherein the realization of those amounts has been deemed uncertain. At December 31, 2005, the Company has an allowance of $250,000, which is included as an offset to advanced commissions on the statement of financial condition.

3. Related Party Transactions

(a) The Company has a management agreement with Worldwide which requires Worldwide to pay certain overhead expenses of the Company. These overhead expenses include, but are not limited to, facilities, office equipment, office supplies, insurance, professional fees, staffing and salaries. The management fee of $75,000 per month is payable monthly in advance, beginning on the effective date of the agreement. In the event payment of the management fee would result in the net capital of the Company falling below 120% of the minimum net capital requirement, Worldwide agrees to waive the related management fee payment for any particular month in which this event occurs. The Company is not obligated to repay any waived management fee.

(b) At December 31, 2005, due from member totaled $2,162 representing amounts to be collected by the Company from Worldwide.

4. **Regulatory Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of regulatory net capital as defined under such provisions. Regulatory net capital and the related regulatory net capital ratio fluctuate on a daily basis. At December 31, 2005, the Company had regulatory net capital of $3,039,972 and a regulatory net capital requirement of $22,444. The Company's net capital ratio was .11 to 1.

BDO
BDO Seidman, LLP
Accountants and Consultants
330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Board of Directors
Westport Financial Services, LLC
Danbury, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Westport Financial Services, LLC ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, NASD Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 12, 2006

SEC Mail Processing Section
MAR 09 2006
213

Westport Financial Services, LLC

Statement of Financial Condition
December 31, 2005

BDO

BDO Seidman, LLP
Accountants and Consultants